40-33

Sutherland Asbill & Brennan LLP
ATTORNEYS AT LAW

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com


SEC MAIL
RECEIVED
PROCESSING
APR 30 2007
WASH. DC
161
SECTION

April 30, 2007

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation (the "Corporation"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the Corporation's motion to dismiss the complaint filed in the Superior Court of the District of Columbia, captioned Rena Nadoff v. Walton, et al., CA 001060-07.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,


07052615

Cynthia M. Krus

Enclosure

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, v. **WILLIAM L. WALTON**, *et al.*, Defendants.	**Case No. 2007 CA 001060 B** **Calendar 6- Judge Alprin** **Next Court Date: May 18, 2007** **Event: Initial Conference**

INDIVIDUAL DEFENDANTS' AND NOMINAL DEFENDANT ALLIED CAPITAL CORPORATION'S MOTION TO DISMISS PLAINTIFF'S VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Pursuant to D.C. Super. Ct. Rules 12(b)(6) and 23.1, and for the reasons stated in the attached Memorandum of Points and Authorities, Defendants hereby request that Plaintiff's Verified Shareholder Derivative Complaint be dismissed with prejudice, with costs and fees awarded to the Defendants.

Pursuant to D.C. Super. Ct. Rule 12-I(a), counsel for Defendants has attempted to obtain Plaintiff's consent to the relief requested in this motion. The Plaintiff does not consent.

Dated: April 13, 2007

Respectfully submitted,

/s/ Thomas F. Connell

Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE
and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, v. **WILLIAM L. WALTON**, *et al.*, Defendants.	**Case No. 2007 CA 001060 B** **Calendar 6- Judge Alprin** **Next Court Date: May 18, 2007** **Event: Initial Conference**

MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF THE INDIVIDUAL DEFENDANTS' AND NOMINAL DEFENDANT ALLIED CAPITAL CORPORATION'S MOTION TO DISMISS PLAINTIFF'S VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

MISCELLANEOUS

INTRODUCTION

This is a shareholder derivative action brought against all of the directors of Allied Capital Corporation ("Allied"), a Maryland corporation whose headquarters and principal place of business are in the District of Columbia. It centers on a January 11, 2007, press release by Allied concerning Business Loan Express LLC ("BLX"), one of the 140-plus portfolio companies in which Allied currently invests. Before filing this Complaint, plaintiff neither exercised her right to inspect Allied's books nor made a pre-suit demand on Allied's Board of Directors, as required by Maryland law. Plaintiff's Complaint alleges no facts even remotely justifying why she should be excused from making a demand before filing suit. As discussed below, under plain principles of Maryland law, which is the applicable law here, the Complaint should be dismissed for two separate and independent reasons.

First, plaintiff has not filed a demand and has not pled facts sufficient to excuse her from making a demand under the "demand futility" rule, which is rigorously enforced under Maryland law.

Second, Allied's corporate charter expressly bars any award of monetary damages against its Board members in actions such as this.

For both of those reasons, the Complaint should be dismissed with prejudice, with costs and fees awarded to the defendants.

BACKGROUND[1]

Allied, a Maryland corporation headquartered at 1919 Pennsylvania Avenue, N.W., is a business development company ("BDC") and private equity firm.[2] (Compl. ¶ 3.) Allied provides long-term debt and equity capital to over 140 public and private portfolio companies,[3] including Business Loan Express LLC ("BLX"). (*Id.*) BLX originates, sells, and services real estate-secured small business loans, as well as U.S. Small Business Administration ("SBA") loans and small investment real estate loans. (Compl. ¶ 4.)

Beginning in 2002, a cabal of vocal Wall Street short-sellers[4] and associated parties, led by David Einhorn of Greenlight Capital, has publicly asserted that Allied's periodic financial statements overstate the present value of Allied's investments, including BLX. (Compl. ¶ 9.) Since 2002, Allied has faced litigation and government investigations based on those charges. Indeed, less than two weeks after Mr. Einhorn's first public critique of Allied, plaintiff in this action (Rena Nadoff) filed a federal class action lawsuit in New York, making the same allegations as Mr. Einhorn; her suit was later dismissed with prejudice. (*See* note 7, *infra*.)

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[1] For purpose of this motion only, defendants accept, as they must, that plaintiff's factual allegations are true.

[2] "BDCs[] are closed-end funds that make investments in small and developing businesses." Registration Form for Closed-End Management Investment Companies, 57 FR 56826, 56832 (Dec. 1, 1992), codified at 17 C.F.R. Parts 230, 239, 270, and 274.

[3] The Complaint alleges that Allied maintains investments in over 100 portfolio companies. The actual number of private finance portfolio companies at December 31, 2006 was 145. Allied Capital Corp. 10-K at 86 (Mar. 1, 2007), available at www.alliedcapital.com.

[4] A "short-seller" borrows stock from a lender and sells the borrowed stock, hoping and expecting that the price of the stock will decline. If the price declines, the short seller will be able to purchase the stock later at a lower price, return the stock to the lender, and keep the profits. Unlike shareholder investors in a company, a short seller's economic interest is in driving down the value of the target company.

Then, on June 24, 2004, Allied publicly disclosed an informal SEC inquiry that "appear[ed] to pertain to allegations made by short-sellers . . . including matters pertaining to . . . Business Loan Express." (Compl. ¶ 11; June 24, 2004 Press Release at www.alliedcapital.com.)[5] In December 2004, Allied disclosed that the U.S. Attorney's office in Washington, D.C., was requesting records relating to a criminal investigation concerning similar issues. (Compl. ¶ 12.)

Still unhappy with Allied's high stock price (and his consequent financial losses), Mr. Einhorn wrote Allied's Board in March 2005, asking the directors to look into his general allegations of misconduct at Allied and BLX. (*Id.*) Allied's Board responded to Mr. Einhorn in a letter that acknowledged Mr. Einhorn's prior allegations, explained that it had requested information from both Company management and outside counsel, and noted that, based on its inquiries, it had not found support for Mr. Einhorn's allegations of misconduct. (Compl. ¶ 13.)

About eighteen months later, BLX advised Allied that the Small Business Administration and the U.S. Attorney's office in Detroit, Michigan, believed that an employee in BLX's Troy, Michigan, office, Patrick Harrington, may have engaged in questionable activity. (Compl. ¶ 16.) BLX promptly responded to the situation, closed its Michigan office, and ended its relationship with Mr. Harrington. (Compl. ¶¶ 16-17.) On January 9, 2007, the U.S. Attorney's Office in Michigan unsealed an indictment against Mr. Harrington, alleging that he had fraudulently originated and issued SBA-guaranteed loans. (*Id.*) On January 11, 2007, Allied issued a public statement regarding its BLX investment disclosing that:

> BLX is one of Allied Capital's approximately 140 portfolio companies. We have been monitoring this situation, as well as

[5] A court may properly consider materials referenced in the complaint when considering a motion to dismiss. *Pisciotta v. Shearson Lehman Bros., Inc.*, 629 A.2d 520, 525 n.10 (D.C. 1993); *see also In re XM Satellite Radio Holdings Securs. Litig.*, 2007 WL 926468, at *18 n.8 (D.D.C. Mar. 28, 2007).

> other factors at BLX, in determining the fair value of our investment in BLX, and as we disclosed in our September 30, 2006 Form 10-Q, we valued that investment at $284.9 million, including a $34.3 million write-down for the quarter. This means that BLX represented only 6.2% of Allied Capital's total assets of $4.6 billion and 5.4% of total interest and related portfolio income for the nine months ended September 30, 2006. . . .
>
> In addition, it is our understanding that if the allegations against Mr. Harrington are proven true, BLX will also have suffered losses on account of Mr. Harrington's conduct. It is our understanding that BLX is cooperating fully with the SBA and Department of Justice in their investigations, and we will continue to monitor the situation closely.

(Compl. ¶ 17; January 11, 2007 Press Release at www.alliedcapital.com.)[6] Allied then retained an independent third party to assess BLX's current internal control systems, with a focus on preventing fraud and further strengthening BLX's operations. (Compl ¶ 19.)

Neither BLX, nor Allied, nor any of their employees (other than Mr. Harrington, a former BLX employee) have been charged with wrongdoing. Allied has retained its investment in BLX and, though it has been writing down the current value of that interest throughout 2006, has not incurred any money losses on that investment to date.

NATURE OF THE SUIT

Plaintiff Rena Nadoff is a New York resident and serial litigant. Her previous suit against Allied, which also appears to have been part of the short-sellers' efforts to manipulate Allied's stock price, was dismissed with prejudice by the U.S. District Court for the Southern

[6] The percentage of Allied's investment portfolio represented by BLX has declined since what was reported in Allied's September 30, 2006, Form 10-Q. As reported in Allied's Form 10-K for the period ended December 31, 2006, BLX represented only 4.3% of Allied Capital's total assets. Allied Capital Corp. 10-K at 21 (Mar. 1, 2007), available at www.alliedcapital.com.

District of New York.[7] On February 13, 2007, she filed the instant complaint in this Court on behalf of herself and nominal defendant Allied alleging a single cause of action – that each of the Allied Board members is personally liable based on their alleged failure to properly oversee Allied's investment in BLX. Although the Complaint is littered with vague allegations of wrongdoing and lectures on legal ethics, the only specific event identified in the Complaint that could actually indicate potential wrongdoing (and even then, only as to an employee of one of Allied's portfolio companies) is the indictment of Mr. Harrington – and that, of course, is only a charge, not a proven fact.[8]

ARGUMENT

When considering a motion to dismiss, a court must accept all allegations in the Complaint as true and view them in a light most favorable to the non-moving party. *See Darrow*

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[7] Plaintiff's prior securities class action was filed within two weeks of when Mr. Einhorn first publicly announced that he was shorting Allied stock. *See In re Allied Capital Corp. Secs. Litig.*, 2003 WL 1964184 (S.D.N.Y. Apr. 25, 2003) (dismissing complaint because plaintiffs did not adequately plead (i) that Allied policies had caused it to overvalue its investments, (ii) the extent to which Allied supposedly overvalued its investments, (iii) inaccuracies in Allied's valuation-related disclosure, and (iv) the materiality of either the misvaluations or the stock price drop following Mr. Einhorn's announcement). Ms. Nadoff has been a plaintiff in a number of other, similar actions against a myriad of companies. *See, e.g., Nadoff v. Duane Reade*, 107 Fed. Appx. 250 (2d. Cir. 2004); *In re Abbot Labs Derivative S'holder Litig.*, 2004 U.S. Dist. LEXIS 5451 (N.D. Ill. Mar. 29, 2004); *Smith v. Suprema Specialties, Inc.*, 206 F. Supp. 2d 627 (D.N.J. 2002).

[8] The remaining allegations relate to the unsubstantiated complaints by short-sellers in the media and government investigations. Not only are the short-sellers' allegations suspect given that they are interested in *driving down* Allied's stock price, but none of the allegations or investigations has yet resulted in any finding that BLX or Allied engaged in wrongdoing. An investigation is an inquiry about, and not a finding of, possible wrongdoing. *See e.g. Herbstein v. Bruetman*, 743 F. Supp. 184, 188 (S.D.N.Y. 1990) (finding that when a provisional administrator has been appointed and an investigation is underway, there has not yet been any determination of actual wrongdoing); *United States v. Bloom*, 78 F.R.D. 591, 617 (E.D. Pa. 1977) (finding that an investigation that has not resulted in a conviction or administrative finding of wrongdoing is not relevant or admissible at trial). Indeed, the SEC itself has acknowledged that point in its correspondence with Allied and BLX. June 24, 2004 Press Release at www.alliedcapital.com.

v. Dillingham & Murphy, LLP, 902 A.2d 135, 137-138 (D.C. 2006). But plaintiff must do more than plead mere conclusory allegations or legal conclusions masquerading as factual conclusions. *See Agomo v. Williams*, 2003 WL 21949593, at *4 (D.C. June 12, 2003) ("[T]he court need not accept as true the plaintiffs' legal conclusions."); *Bannum, Inc. v. Sawyer*, 251 F. Supp. 2d 7, 10 (D.D.C. 2003) ("[T]he Court need not accept inferences or conclusory allegations that are unsupported by the facts set forth in the complaint."). And when, as here, "the plaintiff can prove no set of facts in support of her claim which would entitle her to relief," the case must be dismissed. *Jordan Keys & Jessamy, LLP v. St. Paul Fire and Marine Ins. Co.*, 870 A.2d 58, 62 (D.C. 2005) (*citing Conley v. Gibson*, 355 U.S. 41, 41-45 (1957)); *see* D.C. R. Civ. P. 12(b)(6).

I. THE COMPLAINT MUST BE DISMISSED FOR PLAINTIFF'S FAILURE TO MAKE A PRE-SUIT DEMAND ON ALLIED'S BOARD OF DIRECTORS.

In *Werbowsky v. Collomb*, 766 A.2d 123 (2001), the Maryland Court of Appeals held, in an opinion that is binding precedent here, [9] that the plaintiff in a derivative action against a Maryland corporation must make a demand upon the board before filing her complaint. [10] That rule is a substantive prerequisite to suit rather than merely a procedural rule. *Id.* at 144-45. The court recognized only two "very limited exception[s]" to that rule – when the plaintiff can "clearly demonstrate, in a very particularized manner" that either (i) the company would suffer irreparable harm if forced to wait for a demand to be considered, or (ii) the Board members have personal conflicts that would leave them unable to exercise their business judgment in good

[9] The demand requirement is governed by the law of the state of incorporation of the entity on whose behalf the plaintiff has sued. *See Kamen v. Kemper Fin. Serv. Inc.*, 500 U.S. 90, 95 (1991); *Flocco v. State Farm Mut. Auto. Ins. Co.*, 752 A.2d 147 (D.C. 2000). Because Allied is a Maryland corporation (Compl. at Caption), Maryland law governs.

[10] After surveying case law from several states, the court observed that "the trend" since the late 1960s "has been to enforce more strictly the requirement of pre-suit demand." *Werbowsky* 766 A.2d at 137. Indeed, the court noted that most, if not all, of the states had adopted at least a general requirement of pre-suit demand. *Id.*

faith. *Id.* at 144. The Complaint should be dismissed because no demand was made, and neither exception applies.

A. The Role of the Board of Directors and the Purpose of Pre-Suit Demand.

"As a general rule, the business and affairs of a corporation are managed under the direction of its board of directors." *Werbowsky*, 766 A.2d at 133.[11] The "corporate power to institute litigation and the control of any litigation to which the corporation becomes a party rests with the directors or, by delegation, the officers they appoint." *Id.* "The shareholder's derivative action was developed in the mid 19th Century as an extraordinary equitable device to enable shareholders to enforce a corporate right that the corporation failed to assert on its own behalf." *Id.* Because this form of action "necessarily intrudes upon the managerial prerogatives ordinarily vested in the directors and to curtail collusive activities by the corporation and mischief and abuse on the part of disgruntled shareholders, the law soon attached to this new mechanism the condition that ... a shareholder first make a good faith effort to have the corporation act directly" by filing a demand before instituting legal action. *Id.* (quoting *Hawes v. Oakland*, 104 U.S. 450, 460-61 (1881)).

The burden of making a demand "is far less onerous than the preparation and filing of a shareholder derivative complaint." *Sekuk Global Enter. Profit Sharing Plan v. Kevenides*, 2004 WL 1982508 at *8 (Md. Cir. Ct. May 25, 2004). Further, the demand requirement serves two

[11] "Except to the extent that a transaction or decision must, by law or by virtue of the corporate charter, be approved by the shareholders, the directors, either directly or through the officers they appoint, exercise the powers of the corporation." *Werbowsky*, 766 A.2d at 133 (*citing* Maryland Code § 2-401 of the Corporations and Associations Article). "Shareholders are not ordinarily permitted to interfere in the management of the company; they are the owners of the company but not its managers." *Id.* "As a check on this broad managerial authority," however, the Board members are "required to perform their duties in good faith, in a manner they reasonably believe to be in the best interest of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances." *Id (citing* § 2-405.1(a)).

purposes. *First*, it forces a putative plaintiff to exhaust its intra-corporate remedies and thus affords the Board an opportunity to evaluate the claim in accordance with its business judgment prior to suit. *Id.*; *see also Aronson v. Lewis*, 473 A.2d 805, 811-12 (Del. 1984), *overruled on other grounds by* 746 A.2d 244 (Del. 2000). *Second*, it serves as "a safeguard against strike suits" and promotes a "form of alternate dispute resolution, rather than immediate recourse to litigation." *Id.* at 811-12. This is because forcing a plaintiff to make demand on a board "is a relatively costless step" that imposes "little burden," and it is quite possible that the demand may induce the board "to take corrective action that moots or permits an early resolution of the action." *Werbowsky*, 766 A.2d at 141, 144.

The Maryland Court of Appeals recently recounted the history and policies surrounding the demand requirement and emphasized that pre-suit demand was a substantive requirement, rather than merely a pleading rule. *Werbowsky*, 766 A.2d at 133-146. The court adopted a strict pre-suit demand rule that generally defers to a Board's exercise of discretion over a corporation's litigation and that presumes the Board is typically able to assess demand within the parameters of the business judgment rule:

> The demand requirement *is* important. Directors are presumed to act properly and in the best interest of the corporation. They enjoy the benefit and protection of the business judgment rule, and their control of corporate affairs should not be impinged based on non-specific or speculative allegations of wrongdoing. Nor should they, or the corporation, be put unnecessarily at risk by minority shareholders bent simply on mischief, who file derivative actions not to correct abuse as much to coerce nuisance settlements.

Id. Accordingly, in a series of decisions since *Werbowsky*, courts have consistently dismissed derivative complaints pursuant to Maryland law where the plaintiff failed to make a pre-suit demand on the Board. *See, e.g., Scalisi v. Fund Asset Mgmt.*, 380 F.3d 133, 141 (2nd Cir. 2004) (applying Maryland law); *Sekuk Global Enters. Profit Sharing Plan*, 2004 WL 1982508; *Danielewicz v. Arnold*, 769 A.2d 274 (Md. App. Ct. 2001).

B. Plaintiff's Failure to Make A Pre-Suit Demand Cannot Be Excused on Futility Grounds.

The *Werbowksy* demand requirement, which is stricter even than Delaware's stringent standard,[12] is rarely if ever excused on futility grounds. *Scalisi*, 380 F.3d at 141. Plaintiff has not pled – with particularity or otherwise – how or why a demand would have been futile here.

1. Plaintiff Has Not Pled, And Cannot Possibly Establish, Irreparable Harm.

Plaintiff has not even attempted to plead the irreparable harm necessary to invoke the first prong of the futility exception. Nor would it be possible for plaintiff to "clearly demonstrate, in a very particular manner," that irreparable harm would result if the requirement of a demand is not excused. As plaintiff admits, she has known of the relevant facts underlying her claim since at least 2002. (Compl. ¶ 9-10.) Her failure to act in the intervening years clearly refutes any suggestion of urgency or irreparable harm. Conversely, plaintiff's own allegations suggest that the Allied Board would have acted promptly if a demand had been made: Plaintiff asserts that the Board acted quickly, even *too quickly*, in responding to earlier complaints by short-sellers. (Compl. ¶ 13.) This assertion contradicts any suggestion that the Board would delay in responding to a proper demand from a shareholder such as plaintiff.

Moreover, plaintiff has neither sought a preliminary injunction nor alleged any facts suggesting that there would be irreparable harm to Allied during whatever period was necessary for the Board to consider a demand. *Sekuk Global Enters.*, 2004 WL 1982508, at *4 ("When

[12] The Delaware futility exception "is more permissive and excuses a demand where Maryland would not." *Sekuk Global Enters.*, 2004 WL 1982508, at *5 n.3.

Plaintiffs decided not to go forward on their request for injunctive relief, they effectively conceded there was no irreparable harm."). That is hardly surprising. Allied suffered neither irreparable harm nor money losses based on events at BLX. Plaintiff has essentially conceded as much, in that she cannot determine how or whether Allied will be harmed because of "the pendency and continuing nature of the investigations." (Compl. ¶ 52.)[13] Since there is no irreparable harm, the plaintiff is not excused from the duty to make a demand. *See, e.g., Sekuk Global Enters.*, 2004 WL 1982508, at *4 (rejecting demand futility argument because no irreparable harm where money damages was an adequate remedy).

2. Plaintiff Has Not Alleged and Cannot Demonstrate a Board Conflict that Would Excuse Her from Making a Demand.

Plaintiff likewise has not pled and cannot "clearly demonstrate, in a very particular manner," that any director, much less a majority of the Board members, has the kind of personal or direct conflict that would render her unable to exercise the business judgment rule in good faith. *Werbowksy*, 766 A.2d at 144. The Complaint contains no allegation, for example, of self-dealing, improper personal benefit, business relationships and/or friendships, or other types of potential conflict that are frequently (though usually unsuccessfully) asserted by plaintiffs in similar situations. In fact, the extensive biographical data about Board members in the Complaint suggests (accurately) that the Board members are persons of both experience and

[13] At this point, no one can know whether the investigations on which the Complaint is based will ultimately vindicate Allied and thereby establish that the short-sellers' claims were completely false and motivated simply by personal gain, as seems likely. *See Lincoln House v. Dupre*, 903 F.2d 845 (1st Cir. 1990) (holding that damages claim is purely speculative and not ripe for resolution where alleged injury is contingent on events that may or may not occur). The absence of any concrete allegations of harm in the Complaint, therefore, further demonstrates that this derivative action is not ripe. *See Retail Indus. Leaders Ass'n v. Fielder*, 475 F.3d 180, 188 (4th Cir. 2007) (noting that an issue is not ripe if "it rests upon contingent future events that may not occur as anticipated, or indeed may not occur at all") (*citing Pacific Gas & Elec. Co. v. State Energy Res. Conservation & Dev. Comm'n*, 461 U.S. 190, 201 (1983)).

integrity. (Compl. ¶ 5.) If there were any possible grounds for conflict, plaintiff has not alleged them; nor has she invoked her inspection rights under Maryland law to search more closely for potential conflicts.[14] Instead, she has conspicuously failed to allege any facts, or even to make general or speculative allegations, that *any* director is personally and/or directly conflicted. Accordingly, there are no grounds to excuse her failure to make demand, and the Complaint should be dismissed. *See, e.g., Sekuk Global Enters.*, 2004 WL 1982508, at *4 (rejecting demand futility argument where there were no allegations of conflict).

II. THE EXCULPATION CLAUSE IN ALLIED'S CHARTER BARS PLAINTIFF'S CLAIMS AGAINST ANY DIRECTOR FOR BREACH OF THE DUTY OF CARE.

The Complaint must also be dismissed for yet another reason. Under Maryland law, a corporate charter "may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders as described under §5-418 of the Courts and Judicial Proceedings Article." Md. Code Ann., Corps. & Ass'ns § 2-405.2 (2007) (West 2007). Allied's Articles of Incorporation expressly exculpate the Directors "[t]o the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted and as limited by

[14] Plaintiff had the right, which she did not bother to use, to directly acquire information about any potential conflicts before rushing to the courthouse and resorting to the type of vague and conclusory allegations she asserts in support of her demand futility argument. *See e.g.* Maryland Code Ann., Corps. and Ass'ns §§ 4-403-04; *cf.* 8 Del. C. § 220(b) (West 2007). Courts are rightly troubled by litigants who "continue to bring derivative complaints pleading demand futility on the basis of precious little investigation beyond perusal of the morning newspapers." *Beam v. Stewart*, 833 A.2d 961, 981-82 (Del. Ch. 2003), *aff'd*, 845 A.2d 1040 (Del. 2004). *See generally* Stephen A. Radin, *The New Stage of Corporate Governance Litig.: Section 220 Demands*, 28 Cardozo L. Rev. 1287, 1313 (2006); S. Mark Hurd, *Books and Records Demands and Litig.: Recent Trends and Their Implications for Corporate Governance*, 9 Del. L. Rev. 1, 9 (2006).

the 1940 Act." (Articles of Incorporation, Allied Capital Corporation § 8.)[15] In relevant part, the Articles state: "[N]o director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages." (*Id.*) Thus, the plain language of the Articles of Incorporation compels dismissal of the Complaint to the extent it seeks money damages.[16]

CONCLUSION

For the reasons stated, the Complaint should be dismissed with prejudice.

Oral Hearing Requested

Dated: April 13, 2007

Respectfully submitted,

/s/ Thomas F. Connell
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

[15] A court may take judicial notice of an exculpatory provision in a corporate charter in deciding a motion to dismiss. *See, e.g., In re Baxter Int'l Inc. S'holders' Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995).

[16] *See, e.g., Miller v. U.S. Foodservice, Inc*, 361 F. Supp. 2d 470, 475 (2005) (complaint may be dismissed for "failure to make a pre-suit demand when the pleadings alleged solely a violation of the fiduciary duty of care on the grounds that the claim was barred by the corporation's exculpatory provision in its charter"); *Malpiede v. Townson*, 780 A.2d 1075, 1093 (Del. 2001) (affirming dismissal of derivative action based on exculpatory charter provision); *In re Frederick's of Hollywood, Inc.*, 2000 WL 130630, at *6 n.12 (Del. Ch. Jan. 31, 2000) (noting that it is "well established" that an exculpatory charter provision "shields the corporation's directors against a judgment for money damages" for breach of fiduciary duties).

CERTIFICATE OF SERVICE

I hereby certify that, on this 13th day of April 2007, I have caused true and correct copies of the foregoing Defendants' Motion to Dismiss Plaintiff's Verified Shareholder Derivative Complaint to be served by first-class mail on:

Roger M. Adelman
LAW OFFICES OF ROGER M. ADELMAN
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Samuel H. Rudman
David A. Rosenfield
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
58 South Service Road, Suite 200
Melville, NY 11747

Nancy M. Juda
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Deborah R. Gross
Robert P. Frutkin
LAW OFFICES OF BERNARD M. GROSS, P.C.
Suite 450, Wanamaker Building
Juniper and Market Streets
100 Penn Square East
Philadelphia, PA 19107

/s/ Thomas F. Connell
Thomas F. Connell



SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, v. **WILLIAM L. WALTON**, *et al.*, Defendants.	**Case No. 2007 CA 001060 B** **Calendar 6- Judge Alprin** **Next Court Date: May 18, 2007** **Event: Initial Conference**

[PROPOSED] ORDER

Having duly considered Defendants' Motion to Dismiss Plaintiff's Verified Shareholders Derivative Complaint, and the Opposition thereto,

IT IS HEREBY ORDERED that the aforementioned Defendants' Motion to Dismiss is GRANTED, with costs and fees awarded to the Defendants. The Verified Complaint is dismissed WITH PREJUDICE.

Dated:

____
Judge Geoffrey M. Alprin

Attorneys to be served through first-class mail:

Roger M. Adelman
LAW OFFICES OF ROGER M. ADELMAN
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Samuel H. Rudman
David A. Rosenfield
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
58 South Service Road, Suite 200
Melville, NY 11747

Nancy M. Juda
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Deborah R. Gross
Robert P. Frutkin
LAW OFFICES OF BERNARD M. GROSS, P.C.
Suite 450, Wanamaker Building
Juniper and Market Streets
100 Penn Square East
Philadelphia, PA 19107

Counsel for Plaintiffs

Attorneys to be served through eService:

Thomas F. Connell (D.C. Bar #289579)
Jonathan E. Paikin (D.C. Bar #466445)
Christopher Davies (D.C. Bar #465366)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE
and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

END